

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

July 1, 2009

Hojabr Alimi
Chief Executive Officer
Oculus Innovative Sciences, Inc.
1129 N. McDowell Blvd.
Petaluma, CA 94954

> **Re: Oculus Innovative Sciences, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 17, 2009**
> **File No. 333-158539**

Dear Mr. Alimi:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please expand your response to prior comment 1 to address that part of comment 8 in our April 27, 2009 letter which stated that the plans for a second tranche, the exercise period of the warrants and your plans to issue replacements for exercised warrants appear to result in a situation where you will be engaged in ongoing capital raising from your director and related selling shareholders while they may be obtaining funds from the public in this offering.

Prospectus Cover

2.   Please tell us how your revisions here in response to prior comment 3 are
        consistent with Rule 415(a)(1)(ix) of Regulation C. Cite all authority on which
        you rely.

Risk Factors, page 2

3.   Regarding your response to prior comment 5:

        • Please address when <u>all</u> shares previously included for the selling shareholders
          in this registration statement may be resold, including the shares underlying
          warrants that do not have a cashless exercise feature; and
        • It appears that you might also be relying on your prior registration statement,
          file number 333-157776, for the resale of shares underlying warrants that had
          not yet been issued when they were registered for resale. Please tell us how
          this is consistent with prior comment 7 in our April 27, 2009 letter to you.
          Please also revise your prior registration statement, as appropriate.

Description of Business, page 17

4.   Please tell us what you know about the status of any FDA inquiries regarding
        claims made by you about your products. Provide us copies of related
        communications between you and the FDA.

                                    * * * * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Amy M. Trombly, Esq.